UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HYLLAND, RICHARD R
   125 S DAKOTA AVE.
   SIOUX FALLS, SD  57104
   USA
2. Issuer Name and Ticker or Trading Symbol
   LodgeNet Entertainment Corp. (LNET)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK, PAR VALUE $.0|3/15/0|S   | |10,000            |D  |21.6250    |400,000            |I     |(1)                        |
1 PER SHARE                |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK, PAR VAULE $.0|3/16/0|S   | |20,000            |D  |21.3750    |400,000            |I     |(1)                        |
1 PER SHARE                |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK, PAR VALUE $.0|3/17/0|S   | |10,000            |D  |20.1250    |400,000            |I     |(1)                        |
1 PER SHARE                |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK, PAR VALUE $.0|3/20/0|S   | |20,000            |D  |20.0000    |400,000            |I     |(1)                        |
1 PER SHARE                |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
LIQUIDITY  CONTRACT   |(2)     |     |J(2)| |I(2)       |A  |3/31/|3/31/|COMMON STOCK|400,000|(2)    |1(2)        |I  |(1)         |
                      |        |     |    | |           |   |00   |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The shares are owned by NorthWestern Growth Corporation, for which the reporting person serves as Vice Chairman and is a member of the
Board of Directors. The reporting person disclaims beneficial ownership of the shares.
(2) On March 31, 2000, NorthWestern Growth Corporation (NGC), for whom the reporting person serves as Vice Chairman and a Director, entered into a liquidity contract with a securites broker under which, upon expiration of the five year term of the contract the broker will be obligated to pay the reporting person the market price of the securities, but not less than $20.2571 per share nor more than $24.30852 per share for each share of
LNET common stock that is subject to the
contract.
SIGNATURE OF REPORTING PERSON
/S/ RICHARD R. HYLLAND
DATE
5/8/00